Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Waldencast plc (formerly known as Waldencast Acquisition Corp.) (the “Company”) on Form S-8 of our report dated March 31, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from December 8, 2020 (inception) through December 31, 2020, appearing in Form F-1, as amended. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus, which is a part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

November 1, 2022